UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 25, 2021, ADC Therapeutics SA (the “Company,” “we,” “our,” “us” or similar terms) entered into a purchase and sale agreement with certain entities managed by HealthCare Royalty Management, LLC (such entities, collectively, “HealthCare Royalty”) for the sale of certain royalties on revenues generated from ZYNLONTA (loncastuximab tesirine) and camidanlumab tesirine (“Cami”) until a cap of 2.25x or 2.50x the purchase price has been paid (as described below), at which point the purchase and sale agreement terminates.

In consideration for such sale, we are entitled to receive (i) a payment of $225 million upon the closing of the transaction, (ii) a payment of $75 million upon the first commercial sale of ZYLONTA in the United Kingdom or any European Union country, and (iii) a payment of $25 million upon the achievement of a low nine-digit worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales milestone for ZYLONTA in 2022.

Under the agreement, we are obligated to pay to HealthCare Royalty (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments we receive from licenses that we grant to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China, Hong Kong, Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments we receive from licenses that we grant to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that we grant to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty we receive from such licenses. The 7% royalty rates described above are subject to adjustment to a potential high-single-digit percentage royalty rate after September 30, 2026 and/or a 10% royalty rate after September 30, 2027, if the aggregate net sales and license revenue subject to royalty obligations in the preceding twelve months do not exceed certain mid-nine-digit milestones by such dates. Our aggregate royalty obligations are capped at 2.50x of the amount paid by HealthCare Royalty under the agreement, or at 2.25x of the amount paid by HealthCare Royalty under the agreement if it receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the applicable cap, the “Royalty Cap”).

The agreement contains certain restrictive covenants. For example, subject to certain exceptions, we cannot (i) sell, finance or loan any additional royalties on ZYLONTA outside of China, Hong Kong, Macau, Taiwan, Singapore and South Korea or on Cami, (ii) while we have indebtedness outstanding under our Facility Agreement, dated April 24, 2020 (the “Facility Agreement”), with Deerfield Partners, L.P. and certain of its affiliates (collectively, “Deerfield”), incur any new indebtedness, other than unsecured indebtedness not exceeding $125 million, or (iii) subsequent to repayment of our indebtedness under the Facility Agreement, incur indebtedness exceeding 20% of our market capitalization at the time of incurring indebtedness. In certain circumstances, we may also require HealthCare Royalty’s consent to grant an exclusive out-license of ZYNLONTA in the United States. In addition, we are obligated to use commercially reasonable efforts to develop and commercialize ZYNLONTA and Cami in certain major markets and have agreed to a specified product plan. If we breach certain covenants under the agreement, we may be required, at HealthCare Royalty’s election, to pay liquidated damages at an amount equal to 1.50x of the amount paid by HealthCare Royalty under the agreement, less any amounts we previously paid to HealthCare Royalty pursuant to the agreement, at which point the agreement terminates.

Upon the occurrence of a change-of-control event with respect to us, we are obligated to pay to HealthCare Royalty an amount equal to the Royalty Cap (or, if the change-of-control event occurs prior to the 36-month anniversary of the closing of the transaction, then an amount equal to 2.00x of the amount paid by HealthCare Royalty under the agreement), in each case, less any amounts we previously paid to HealthCare Royalty pursuant to the agreement.

Our royalty payment obligations under the agreement terminate upon our payment of aggregate royalty amounts equal to the Royalty Cap. In addition, we retain the right, at any time after the 27-month anniversary of the closing of the transaction, to terminate our remaining royalty obligations under the agreement by paying HealthCare Royalty an amount equal to the Royalty Cap, less any amounts we previously paid to HealthCare Royalty pursuant to the agreement (such amount, the “Buyout Amount”), provided that HealthCare Royalty may instead elect to receive 50% of the Buyout Amount and continue to receive 50% of the royalty payments under the agreement but with the Royalty Cap reduced to reflect our payment of 50% of the Buyout Amount. The agreement may also be terminated by mutual written agreement of the parties.

The closing of the transactions contemplated by the agreement is expected to occur within 15 business days of the date of this Report on Form 6-K.

The foregoing description of the purchase and sale agreement is not complete and is qualified in its entirety by reference to the full text of the agreement, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

In connection with the entry into the purchase and sale agreement, we also entered into a Limited Consent and Amendment with Deerfield, which amended the Facility Agreement and the convertible notes issued thereunder to permit certain payments to be made under the purchase and sale agreement. The Limited Consent and Amendment also requires us, in limited circumstances in connection with a change of control and certain other events under the purchase and sale agreement, to provide Deerfield an opportunity to redeem and/or convert its convertible notes and otherwise to set aside funds to satisfy our existing obligations under the Facility Agreement. The Limited Consent and Amendment provides for an additional event of default if we incur certain default payments under the purchase and sale agreement are in excess of a specified amount. The foregoing description of the Limited Consent and Amendment is not complete and is qualified in its entirety by reference to the full text of amended and restated Facility Agreement, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-255831) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: August 26, 2021

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1#†	Purchase and Sale Agreement between ADC Therapeutics SA and entities managed by HealthCare Royalty Management, LLC, dated August 25, 2021
99.2

Amended and Restated Facility Agreement among ADC Therapeutics SA, the other Loan Parties party thereto, the Lenders and Deerfield Partners, L.P., as agent for itself and the Secured Parties thereto, dated August 25, 2021

# Portions of this exhibit have been omitted because they are both (i) not material and (ii) customarily and actually treated by the registrant as private or confidential.

† Certain schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.